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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

PLACER DOME INC.

(Name of Subject Company)

PLACER DOME INC.

(Name of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

725906101

(CUSIP Number of Class of Securities)

J. Donald Rose
Executive Vice-President, Secretary and General Counsel
Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
Telephone (604) 682-7082

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Clay Horner, Esq. Douglas Bryce, Esq. Osler, Hoskin & Harcourt LLP 1 First Canadian Place, 61st Floor Toronto, Ontario, Canada, M5X 1B8 (416) 362-2111	Robert E. Spatt, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Placer Dome Inc. ("Placer Dome") with the Securities and Exchange Commission on November 23, 2005 (as amended, the "Statement") relating to the offer by Barrick Gold Corporation to purchase all of the outstanding common shares of Placer Dome (including those that are subject to CHESS Depositary Interests and International Depositary Receipts), together with the associated rights issued under Placer Dome's Rights Plan, dated as of February 26, 2004, between Placer Dome and CIBC Mellon Trust Company, as rights agent.

        Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 9.    Exhibits.

        Item 9 is amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(10)	Form of newspaper advertisement published beginning on November 25, 2005
(a)(11)	Form of letter to Placer Dome Inc. employees dated November 24, 2005

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2005	PLACER DOME INC.
	By:	/s/ Geoffrey P. Gold
Name: Geoffrey P. Gold Title: Vice-President, Assistant Secretary and Associate General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(10)	Form of newspaper advertisement published beginning on November 25, 2005
(a)(11)	Form of letter to Placer Dome Inc. employees dated November 24, 2005

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SIGNATURE
INDEX TO EXHIBITS